FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2011.

Total number of pages: 27

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2010 (Unaudited)
FROM APRIL 1, 2010 TO DECEMBER 31, 2010
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2010 (Unaudited)

FROM APRIL 1, 2010 TO DECEMBER 31, 2010

CONSOLIDATED

Released on January 25, 2011

NIDEC CORPORATION

Date of Board of Directors’ Meeting to Approve Financial Statements: January 25, 2011

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Nine Months Ended December 31,

2010 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2010	2009
Net sales	¥520,046	¥421,134
Ratio of change from the same period of previous fiscal year	23.5%	(16.5)%
Operating income	73,551	51,837
Ratio of change from the same period of previous fiscal year	41.9%	1.9%
Income from continuing operations before income taxes	61,330	47,773
Ratio of change from the same period of previous fiscal year	28.4%	15.5%
Net income attributable to Nidec Corporation	40,830	30,103
Ratio of change from the same period of previous fiscal year	35.6%	30.5%
Net income attributable to Nidec Corporation per share - basic	¥293.02	¥216.12
Net income attributable to Nidec Corporation per share - diluted	¥285.75	¥216.12

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	December 31, 2010	March 31, 2010
Total assets	¥737,806	¥692,791
Total equity	399,034	401,531
Nidec Corporation shareholders’ equity	343,495	340,309
Nidec Corporation shareholders’ equity to total assets	46.6%	49.1%
Nidec Corporation shareholders’ equity per share	¥2,468.49	¥2,443.16

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2011 (target) *	Year ended March 31, 2010 (actual)
Interim dividend per share	¥40.00	¥25.00
Year-end dividend per share	45.00**	40.00
Annual dividend per share	¥85.00**	¥65.00

Notes:

* Revision of dividend target amounts made during this quarterly period: Yes.

** Represents target year-end and annual dividends per share.

3. Forecasts of Consolidated Financial Performance (for the Fiscal Year Ending March 31, 2011)

Yen in millions (except for per share amounts)
Net sales	¥700,000
Operating income	100,000
Income from continuing operations before income taxes	95,000
Net income attributable to Nidec Corporation.	63,000
Net income attributable to Nidec Corporation per share-basic	¥452.28

Note: Financial forecasts for the year ending March 31, 2011 remain unchanged from those previously announced on October 26, 2010.

4. Others

Please refer to "2.Others" on page 15 for detailed information.

(1) Changes in significant subsidiaries (changes in "specified subsidiaries" (tokutei kogaisha)

accompanying changes in the scope of consolidation) during this quarterly period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at December 31, 2010

145,075,080 shares at March 31, 2010

2. Number of treasury stock at the end of each period:

5,923,377 shares at December 31, 2010

5,784,406 shares at March 31, 2010

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,339,782 shares for the nine months ended December 31, 2010

139,291,630 shares for the nine months ended December 31, 2009

INDEX

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

(2) Financial Position

(3) Business Forecasts for the Fiscal Year ending March 31, 2011

2. Others

(1) Changes in Significant Subsidiaries during this Quarterly Period
(due to Changes in the Scope of Consolidation): None

(2) Adoption of Simplified Accounting Methods and Accounting Methods Used Specifically
for Quarterly Consolidated Financial Statements: Yes

(3) Changes in Accounting Policies, Procedures and Presentation Rules in the Preparation of
the Quarterly Consolidated Financial Statements: Yes

3. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets (unaudited)

(2) Condensed Consolidated Statements of Operation (unaudited)

(3) Consolidated Statement of Cash Flows (unaudited)

4. Supplementary Information (Nine months ended December 31, 2010)

(1) Information by Product Category (unaudited)

(2) Sales by Geographic Segment (unaudited)

(3) Sales by Region (unaudited)

5. Special notes (unaudited)

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Nine Months Ended December 31, 2010

For the nine months ended December 31, 2010, economic expansions in newly emerging nations continued to drive global economic growth, while some of the economic stimulus measures in Japan, the United States and the European Union were discontinued, resulting in weaker economic conditions in these countries and in turn slowing the global economic recovery.  For the same period, the Japanese yen appreciated rapidly in the currency exchange market.

Under these circumstances, with the launch of its new business strategy, “Vision 2015,” in the current fiscal year, the Nidec Group began making a significant transition to a growth-oriented strategy. The new business strategy is an integrative global growth strategy designed to realize our vision, and consists of two main strategies — M&A growth strategy and global organic growth strategy. We have started to take concrete actions based on our new business strategy, aiming to achieve our target sales level of ¥1 trillion in the fiscal year ending March 31, 2013 and ¥2 trillion in the fiscal year ending March 31, 2016.

As part of our M&A strategy, we acquired Nidec Motor Corporation, a former motors and controls division of Emerson Electric Co., on September 30, 2010, and entered into a stock purchase agreement with Sanyo Electric Co., Ltd. on December 9, 2010, to acquire the outstanding shares of Sanyo Seimitsu Co., Ltd.

The Nidec Group’s global growth strategy is based on the four primary product groups of which our business portfolio is comprised (i.e., small precision motors, automotive motors, home appliance and industrial motors, and other products) and our three main operations (i.e., research and development (“R&D”), manufacturing and sales). On January 7, 2011, we announced a plan to construct Nidec Research & Development Center in Japan, a facility that is expected to play a central role in our global R&D strategy in the current global regulatory environment, which increasingly requires on energy-efficient motors. As part of our global sales strategy for newly emerging economies, which are expected to continued to grow, we established, through our sales subsidiaries, five new branches to enhance our operational capabilities in local Chinese markets (as announced on October 5, 2010).  In addition, we established a sales subsidiary in India, Nidec India Private Limited (announced on December 21, 2010). As part of our global manufacturing strategy for newly emerging economies, we established a new manufacturing subsidiary in Shaoguan, China (as announced on October 28, 2010), and we plan to build a large-scale manufacturing facility in India in 2011, and another large-scale manufacturing facility in Brazil in 2012.

In light of these circumstances, in part as a result of shifting our strategic focus to growth, making further efforts to increase sales and profit, and expanding our operations in newly growing markets:

i)

For the nine months ended December 31, 2010, both sales and profit increased on a year-on-year basis, with record-high operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation, respectively. Sales increased approximately 24%, and operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation grew approximately 42%, 28% and 36%, respectively.

ii)

For the three months ended December 31, 2010, although operating income and income from continuing operations before income taxes decreased compared to the three months ended September 30, 2010, sales increased approximately 5% and net income increased approximately 4% compared to the three months ended September 30, 2010.

iii)

We have revised our dividend target for the current fiscal year by increasing our target year-end dividend per share by ¥5 from our original target of ¥40, and by increasing our target annual dividend per share to ¥85. In addition, two of our listed group companies, Nidec Tosok and Nidec-Read, have increased their respective year-end dividend targets as well.

2. Consolidated Operating Results

(Consolidated Operating Results for the Nine Months Ended December 31, 2010 (“this nine-month period”) Compared to the Nine Months Ended December 31, 2009 (“the previous nine-month period”))

Consolidated net sales increased ¥98,912 million, or 23.5%, to ¥520,046 million for this nine-month period compared to the previous nine-month period. Operating income increased ¥21,714 million, or 41.9%, to ¥73,551 million for the same period. Our operating income of machinery increased approximately ¥7,000 million, and our operating income of each of the remaining product categories also increased for this nine-month period compared to the previous nine-month period. We recorded operating income of general motors of ¥2,484 million for this nine-month period, compared to an operating loss of ¥900 million for the previous nine-month period, which operating income included the contribution from Nidec Motor Corporation, the former motors and controls business of Emerson Electric Co., which we acquired on September 30, 2010 and subsequently became a consolidated subsidiary. Our operating income ratio, which is the ratio of operating income to net sales, increased 1.8 percentage points from 12.3% for the previous nine-month period to 14.1% for this nine-month period. Our consolidated net sales and operating income for this nine-month period were 74.3% and 73.6% of our most recently forecasted consolidated net sales and operating income for the entire fiscal year ending March 31, 2011 that we announced on October 26, 2010, respectively.

Income from continuing operations before income taxes increased ¥13,557 million, or 28.4%, to ¥61,330 million for this nine-month period compared to the previous nine-month period. An increase of ¥7,500 million in foreign exchange loss for this nine-month period adversely affected our income from continuing operations before income taxes and, as a result, the amount of increase in income from continuing operations before income taxes was smaller by ¥8,200 million than the amount of increase in operating income for this nine-month period compared to the previous nine-month period. Net income attributable to Nidec Corporation also increased ¥10,727 million, or 35.6%, to ¥40,830 million for this nine-month period compared to the previous nine-month period.

(Operating Results by Product Category for this Nine-month Period Compared to the Previous Nine-month Period)

Small precision motors-

Net sales of small precision motors increased approximately ¥6,200 million, or 3%, to ¥249,613 million for this nine-month period compared to the previous nine-month period.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this nine-month period increased approximately 10% and 2%, respectively, compared to the previous nine-month period. The difference in the rate of increase in unit shipments and sales of 10% and 2% was primarily due to an approximately 7% appreciation of the Japanese yen against the U.S. dollar compared to the previous nine-month period. The average unit price of spindle motors for HDDs on a U.S. dollar basis for this nine-month period remained at approximately the same level as the previous nine-month period. Our unit shipments of spindle motors for 2.5-inch increased approximately 20% for this nine-month period compared to the previous nine-month period primarily due to an increase in sales during the second quarter of the fiscal year ending March 31, 2011.

Net sales of other small precision brushless DC motors for this nine-month period increased approximately 1% compared to the previous nine-month period. With respect to Nidec Corporation and its direct-line subsidiaries, unit shipments of other small precision brushless DC motors for this nine-month period increased approximately 8%, although sales of the other small precision brushless DC motors decreased approximately 5%, compared to the previous nine-month period. The primary reasons for the 5% decrease in sales despite the 8% increase in unit shipments were the appreciation of the Japanese yen against the U.S. dollar and a decrease in the average unit price of other small precision DC motors.

Net sales of brushless DC fans for this nine-month period increased approximately 7% compared to the previous nine-month. Unit shipments and sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this nine-month period increased approximately 12% and 4%, respectively, compared to the previous nine-month period. The primary reason for the 4% increase in sales despite the 12% increase in unit shipments was the appreciation of the Japanese yen against the U.S. dollar.

Operating income of small precision motors increased approximately ¥4,000 million, or 9%, to ¥48,471 million for this nine-month period compared to the previous nine-month period. This increase was primarily due to cost reductions achieved primarily through increased in-sourcing of manufacturing of spindle motors for HDDs and optical disk drives by Nidec Corporation and its direct-line subsidiaries and other measures to improve productivity. Operating income ratio of small precision motors for this nine-month period increased approximately 2 percentage points to 19.4% compared to the previous nine-month period.

General motors -

From the second quarter of the fiscal year ending March 31, 2011, this product category has been renamed from "mid-size motors" to "general motors," due to the addition of "large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Net sales of general motors increased approximately ¥41,300 million, or 83%, to ¥91,168 million for this nine-month period compared to the previous nine-month period. This increase was primarily mainly due to the contributions of recently consolidated subsidiaries, including Nidec Motor Corporation, the former motors and controls business of Emerson Electric Co., which we acquired on September 30, 2010, whose sales were approximately ¥17,600 million, for this nine-month period, and Nidec Sole Motor Corporation S.R.L., which we acquired in January 2010, whose sales were approximately ¥11,400 million, for this nine-month period. Excluding the impact of the recently consolidated subsidiaries, sales of general motors for home appliances and industrial use and sales of general motors for automobiles for this nine-month period increased approximately ¥6,400 million and ¥5,900 million, or 25% and 24%, respectively, compared to the previous nine-month period. Within the “general motors for automobiles” product category, sales of general motors for electric power steering and sales at Nidec Motors & Actuators respectively increased for this nine-month period compared to the previous nine-month period.

Operating income of general motors was ¥2,484 million for this nine-month, compared to an operating loss of approximately ¥900 million for the previous nine-month period, an improvement of approximately ¥3,400 million. This improvement was mainly due to the increase in sales and the aggregate operating income of approximately ¥600 million at the newly consolidated subsidiaries, Nidec Motor Corporation and Nidec Sole Motor Corporation S.R.L., which more than offset the negative effect of rapidly increasing investment costs relating to the “general motors for automobiles” product category, which is expected to increase in importance in coming years.

Machinery-

Net sales of machinery increased approximately ¥29,000 million to ¥58,046 million for this nine-month period, resulting in sales 2 times as much as those for the previous nine-month period, primarily due to increasing demand in China. Sales of machinery at all of our subsidiary groups that manufacture and sell products in this business category increased for this nine-month period compared to the previous nine-month period. The increase in net sales of machinery was mainly due to an increase in sales primarily of LCD panel handling robots and card readers at Nidec Sankyo of approximately ¥13,500 million, resulting in sales 2.1 times as much as those for the previous nine-month period. The increase in net sales of machinery was also due to an increase in sales of electronic circuit test systems at Nidec-Read of approximately ¥5,400 million, resulting in sales 2.3 times as much as those for the previous nine-month period, and an increase in sales of press machines for electronic components at Nidec-Kyori of approximately ¥3,400 million, resulting in sales 2.2 times as much as those for to the previous nine-month period, mainly reflecting increasing demand for digital equipment, such as smartphones. Sales of machinery at Nidec-Shimpo and Nidec Copal for this nine-month period increased approximately ¥3,700 million and ¥1,700 million, or approximately 60% and 86%, respectively, compared to the previous nine-month period.

Operating income of machinery increased approximately ¥7,000 million to ¥9,556 million for this nine-month period, which was approximately 4 times as much as our operating income for the previous nine-month period.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥17,000 million, or 22%, to ¥95,170 million for this nine-month period compared to the previous nine-month period. This increase was mainly due to an increase in sales of such products as shutters and lens units for digital cameras and mobile phones at Nidec Copal of approximately ¥8,700 million, or 22%, and an increase in sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics of approximately ¥5,700 million, or 34%. Sales of control device units by Nidec Sankyo and sales of plastic-mold products by Nidec Nissin also increased compared to the previous nine-month period.

Operating income of electronic and optical components increased approximately ¥6,200 million, or 91%, to ¥13,103 million for this nine-month period, compared to the previous nine-month period.

Other products-

Net sales of other products increased approximately ¥5,500 million, or 27%, to ¥26,049 million for this nine- month period compared to the previous nine-month period. This increase was primarily due to an increase in sales of automotive parts at Nidec Tosok of approximately ¥4,600 million, or 31%, compared to the previous nine-month period. Sales from the logistics and services related businesses by Nidec Logistics and Nidec Total Service also increased for this nine-month period compared to the previous nine-month period. Sales of pivot assemblies for HDDs, however, decreased approximately ¥300 million, or 14%, for this nine-month period compared the previous nine-month period.

Operating income of other products increased approximately ¥1,900 million to ¥3,841 million for this nine-month period, which was 2 times as much as our operating income of other products for the previous nine-month period.

(Consolidated Operating Results for the Three Months Ended December 31, 2010 ("this 3Q") Compared to the Three Months Ended September 30, 2010 ("this 2Q"))

Consolidated net sales increased ¥9,264 million, or 5.4%, to ¥179,255 million for this 3Q compared to this 2Q. Consolidated net sales for this 3Q included ¥17,600 million of sales at Nidec Motor Corporation (the former motors and controls business of Emerson Electric Co.), which became our consolidated subsidiaries on September 30, 2010. Operating income decreased ¥2,490 million, or 10.2%, to ¥22,029 million for this 3Q compared to this 2Q. The average exchange rate between the U.S. dollar and the Japanese yen for this 3Q was U.S.$1.00=¥82.64, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥3, or 4%, compared to this 2Q. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative impact on our net sales and operating income for this 3Q of approximately ¥3,600 million and ¥1,400 million, respectively, compared to this 2Q.

Income from continuing operations before income taxes decreased ¥284 million, or 1.4%, to ¥20,037 million for this 3Q compared to this 2Q. Foreign exchange loss decreased approximately ¥2,200 million from ¥4,000 million for this 2Q to ¥1,800 million for this 3Q. Net income attributable to Nidec Corporation increased ¥585 million, or 4.4%, to ¥13,816 million for this 3Q compared to this 2Q.

(Operating Results by Product Category for This 3Q Compared to This 2Q)

Small precision motors-

Net sales of small precision motors decreased approximately ¥5,100 million, or 6%, to ¥78,431 million for this 3Q compared to this 2Q.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this 3Q decreased approximately 1％ and 6%, respectively, compared to this 2Q, mainly due to the 4% appreciation of the Japanese yen against the U.S. dollar, although the average unit price on a U.S. dollar basis for this 3Q remained at approximately the same level as this 2Q. Our unit shipments of spindle motors for 3.5-inch HDDs for this 3Q increased approximately 4% mainly due to stronger demand for high-end HDDs used in data centers, but our unit shipments of spindle motors for 2.5-inch HDDs for this 3Q decreased approximately 5% mainly due to weaker decrease for HDDs for netbooks, compared to this 2Q.

Net sales of other small precision brushless DC motors for this 3Q decreased approximately 12% compared to this 2Q. Unit shipments and sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this 3Q decreased approximately 6% and 13% compared to this 2Q. The larger decrease in sales compared to the decrease in unit shipments was primarily due to a decrease in the average unit price on a U.S. dollar basis of approximately 3% and the impact of the Japanese yen appreciation against the U.S. dollar.

Net sales of brushless DC fans for this 3Q increased approximately 3% compared to this 2Q. Unit shipments of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 3Q remained at approximately the same level as this 2Q. Sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 3Q, however, increased approximately 6% compared to this 2Q, primarily due to an increase in the average unit price on a U.S. dollar basis of approximately 12%, which more than offset the impact of the appreciation of the Japanese yen against the U.S. dollar.

Operating income of small precision motors decreased approximately ¥3,000 million, or 18%, to ¥13,468 million, for this 3Q compared to this 2Q. This decrease was mainly due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar, which had a negative impact of approximately of ¥1,400 million on our operating income of small precision motors, the decrease in sales, and a decrease in our manufacturing capacity utilization rate resulting from a rapid decrease in customer demand at the end of this 3Q.

General motors-

From this 2Q, this product category has been rename from "mid-size motors" to "general motors," due to the addition of "large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Net sales of general motors increased approximately ¥19,700 million, or 84%, to ¥43,063 million for this 3Q compared to this 2Q. This was mainly due to the contribution of approximately ¥17,600 million of sales at Nidec Motor Corporation (the former motors and controls business of Emerson Electric Co.), which became our consolidated subsidiary on September 30, 2010. In addition, sales of general motors for home appliances and industrial use and sales of general motors for automobiles for this 3Q increased approximately ¥1,100 million and ¥1,000 million, or 8% and 10%, respectively, compared to this 2Q. Within the "general motors for automobiles" product category, unit shipments and sales of general motors for electric power steering by Nidec Coporation and its direct-line subsidiaries increased approximately 30% and 24%, respectively, for this 3Q compared to this 2Q.

Operating income of general motors increased approximately ¥1,200 million to ¥1,553 million for this 3Q compared to this 2Q, approximately 4.6 times as much as our operating income of general motors for this 2Q. We recorded operating income of general motors for automobiles for this 3Q, compared to an operating loss for this 2Q, an improvement of ¥500 million, which more than offset the negative effect of rapidly increasing investment costs relating to the “general motors for automobiles” product category. Operating income of general motors at Nidec Motor Corporation, which became our consolidated subsidiary on September 30, 2010, was approximately ¥500 million for this 3Q.

Machinery-

Net sales of machinery decreased approximately ¥800 million, or 4%, to ¥20,000 million for this 3Q compared to this 2Q. This decrease was mainly due to a decrease in sales of LCD panel handling robots at Nidec Sankyo by approximately ¥700 million, or 8%, a decrease in sales at Nidec Tosok by approximately ¥200 million, or 18%, and a decrease in sales at Nidec Copal by approximately ¥100 million, or 9%, for this 3Q compared to this 2Q. Sales of electronic circuit test systems at Nidec-Read increased ¥100 million, or 3%, and sales of press machines for electronic components at Nidec-Kyori increased ¥100 million, or 3%, for this 3Q compared to this 2Q,resulting from stronger demand for digital equipment, such as smartphones.

Operating income of machinery decreased approximately ¥100 million, or 4%, to ¥3,280 million for this 3Q compared to this 2Q, primarily due to the decrease in sales. Operating income ratio of machinery for this 3Q remains at approximately the same level as this 2Q.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥5,500 million, or 16%, to ¥28,649 million for this 3Q compared to this 2Q. This decrease was mainly due to a decrease in sales of such products as shutters and lens units for digital cameras and mobile phones at Nidec Copal of approximately ¥4,100 million, or 23%, and a decrease in sales of such products as plastic-mold products of Nidec Nissin, a subsidiary of Nidec Sankyo, of approximately ¥1,100 million, or 13%, compared to this 2Q. Sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics also decreased approximately ¥300 million, or 4%, compared to this 2Q.

Operating income of electronic and optical components decreased approximately ¥1,100 million, or 23%, to ¥3,727 million for this 3Q compared to this 2Q, mainly due to the decrease in sales.

Other products-

Net sales of other products increased approximately ¥900 million, or 11%, to ¥9,087 million for this 3Q compared to this 2Q. This increase was mainly due to an increase in sales of automobiles parts at Nidec Tosok of approximately ¥600 million, or 9%, for this 3Q compared to this 2Q.

Operating income of other products increased approximately ¥100 million, or 7%, to ¥1,234 million for this 3Q compared to this 2Q, mainly due to the increase in sales.

(2) Financial Position

	As of December 31, 2010	As of March 31, 2010	Inc/dec
Total assets (million)	¥737,806	¥692,791	¥45,015
Total liabilities (million)	338,772	291,260	47,512
Nidec Corporation shareholders’ equity (million)	343,495	340,309	3,186
Interest-bearing debt (million) *1	159,270	118,709	40,561
Net interest-bearing debt (million) *2	¥70,284	¥(4,600)	¥74,884
Debt ratio (%) *3	21.6	17.1	4.5
Debt to equity ratio ("D/E ratio") (times) *4	0.46	0.35	0.11
Net D/E ratio (times) *5	0.20	(0.01)	0.21
Nidec Corporation shareholders' equity to total assets (%)	46.6	49.1	(2.5)

Notes:

*1: Non-GAAP measure, which is the sum of "short-term borrowings," "current portion of long-term debt" and "long-term debt" in our consolidated balance sheet, including zero-coupon bonds.

*2: Non-GAAP measure, which is “Interest-bearing debt” less “cash and cash equivalents”

*3: Non-GAAP measure, which is “Interest-bearing debt” divided by “total assets”

*4: Non-GAAP measure, which is “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: Non-GAAP measure, which is “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*6: To supplement our balance sheets presented on a GAAP basis, we use non-GAAP measures of balance sheets to analyze balance sheets generated from our operations. The presentation of non-GAAP measures are not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheets figures as a measure of financial position.

Total assets increased approximately ¥45,000 million to ¥737,806 million as of December 31, 2010 from March 31, 2010. This increase was primarily due to an increase of approximately ¥28,000 million in goodwill, an increase of ¥21,700 million in tangible assets and an increase of ¥18,300 million in inventories, which were offset in part by a decrease of approximately ¥34,300 million in cash and cash equivalents. Our assets as of December 31, 2010 included the acquired assets of Emerson Electric Co.'s motors and controls business, which primarily consisted of approximately ¥12,600 million in accounts receivable, ¥12,000 million in tangible assets, and ¥7,300 million in inventories. Moreover, we recorded approximately ¥29,900 million in goodwill relating to the acquisition of Emerson Electric Co.'s motors and controls business. We are currently evaluating the fair value of the assets acquired and the liabilities assumed upon the acquisition of the Emerson Electric Co.'s motors and controls business. These assets and liabilities were recorded in our balance sheet based on preliminary management estimation as of December 31, 2010.

With respect to liabilities, long-term debt increased approximately ¥100,200 million primarily due to the issuance in September 2010 of euro yen convertible-bonds-type bonds with stock acquisition rights due 2015, which was offset in part by a ¥59,600 million reduction in short-term borrowings to approximately ¥55,900 million as of December 31, 2010. The debt ratio increased to 21.6% as of December 31, 2010 from 17.1% as of March 31, 2010. Our liabilities as of December 31, 2010 included the acquired liabilities of Emerson Electric Co.'s motors and controls business, which primarily consisted of approximately ¥9,700 million in accounts payable. Our debt to equity ratio as of December 31, 2010 was 0.46 (compared to 0.35 as of March 31, 2010), and our net debt to equity ratio as of December 31, 2010 was 0.20 (compared to negative 0.01 as of March 31, 2010).

Nidec Corporation shareholders’ equity increased approximately ¥3,200 million to ¥343,495 million as of December 31, 2010, primarily due to an approximately ¥29,700 million increase in retained earnings, which was offset in part by an increase of approximately ¥21,500 million in negative foreign currency translation adjustments resulting from the appreciation of the Japanese yen against the U.S. dollar compared to March 31, 2010.

Although Nidec Corporation shareholders' equity as of December 31, 2010 increased compared to March 31, 2010, Nidec Corporation shareholders' equity to total assets decreased to 46.6% as of December 31, 2010 from 49.1% as of March 31, 2010, primarily due to the 4.5 percentage point increase in the debt ratio resulting from the issuance of the convertible bonds described above.

Overview of Cash Flow-

(in millions)	For the nine months ended December 31, 2010	For the nine months ended December 31, 2009	Inc/dec
Net cash provided by operating activities	¥56,126	¥67,147	¥(11,021)
Net cash used in investing activities	(94,195)	(30,765)	(63,430)
Free cash flow *1	(38,069)	36,382	(74,451)
Net cash provided by (used in) financing activities	¥14,350	¥(114,395)	¥128,745

Note: *1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities”.

Cash flow from operating activities for the nine months ended December 31, 2010 ("this nine-month period") was a net inflow of ¥56,126 million. Compared to the nine months ended December 31, 2009 ("the previous nine-month period"), the cash inflow from operating activities for this nine-month period decreased approximately ¥11,000 million. This decrease was mainly due to the negative effects of an decrease in trade notes and accounts payable of approximately ¥26,600 million, an increase in trade notes and accounts receivable of approximately ¥17,600 million and an increase in inventories of approximately ¥10,200 million, which were offset in part by an increase in consolidated net income of approximately ¥13,400 million compared to the previous nine-month period.

Cash flow from investing activities for this nine-month period was a net cash outflow of ¥94,195 million. Compared to the previous nine-month period, the net cash outflow increased approximately ¥63,400 million mainly due to acquisitions of business, net of cash acquired of approximately ¥49,500 million and additional purchases of property, plant and equipment of approximately ¥14,900 million.

As a result, we had a negative free cash flow of ¥38,069 million for this nine-month period.

Cash flow from financing activities for this nine-month period was a net cash inflow of ¥14,350 million, compared to a net cash outflow of ¥114,395 million for the previous nine-month period. The difference of approximately ¥128,700 million between cash inflow for this nine-month period and cash outflow for the previous nine-month period primarily reflects an inflow of approximately ¥100,500 million in the proceeds from the issuance of the bonds described above and the positive impact of approximately ¥42,600 million from a smaller reduction in short-term borrowings compared to the previous nine-month period.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of December 31, 2010 was ¥88,986 million, a decrease of ¥34,323 million from March 31, 2010.

(3) Business Forecasts for the Fiscal Year ending March 31, 2011

Our previous forecasts relating to our consolidated business results announced on October 26, 2010 remain unchanged and are reproduced as follows. We have revised our target for the year-end dividend from ¥40 per share to ¥45 per share.

Forecasts of consolidated results for the fiscal year ending March 31, 2011

Net sales	¥700,000 million	(Up 19.2% from the previous fiscal year)
Operating income	¥100,000 million	(Up 27.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥95,000 million	(Up 26.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥63,000 million	(Up 21.2% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are U.S.$1 = ¥80 and €1 = ¥105. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate and the Euro-Japanese yen exchange rate.

2. Others

(1) Changes in Significant Subsidiaries during this Quarterly Period (due to Changes in the Scope of Consolidation): None

(2) Adoption of Simplified Accounting Methods and Accounting Methods Used Specifically for Quarterly Consolidated Financial Statements: Yes

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the fiscal quarter based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in Accounting Policies, Procedures and Presentation Rules in the Preparation of the Quarterly Consolidated Financial Statements: Yes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Notes Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls business, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets (unaudited)

Assets (unaudited)

	Yen in millions
	December 31, 2010		March 31, 2010		Increase or decrease	December 31, 2009
	Amount	%	Amount	%	Amount	Amount	%

Current assets:
Cash and cash equivalents	¥88,986		¥123,309		¥(34,323)	¥117,555
Trade notes receivable	15,112		10,968		4,144	10,377
Trade accounts receivable	157,383		151,430		5,953	137,642
Inventories:
Finished goods	37,096		28,323		8,773	27,126
Raw materials	23,896		19,428		4,468	17,490
Work in progress	21,777		17,995		3,782	14,577
Project in progress	1,338		653		685	987
Supplies and other	3,655		3,104		551	2,617
Other current assets	20,888		19,673		1,215	20,248
Total current assets	370,131	50.2	374,883	54.1	(4,752)	348,619	53.3

Investments and advances:
Marketable securities and other securities investments	15,820		17,462		(1,642)	15,894
Investments in and advances to affiliated companies	646		614		32	615
Total investments and advances	16,466	2.2	18,076	2.6	(1,610)	16,509	2.5

Property, plant and equipment:
Land	39,948		39,605		343	39,741
Buildings	132,785		127,152		5,633	124,601
Machinery and equipment	280,259		269,208		11,051	257,575
Construction in progress	13,998		12,436		1,562	10,612
Sub-total	466,990	63.3	448,401	64.7	18,589	432,529	66.1
Less - Accumulated depreciation	(244,031)	(33.1)	(247,094)	(35.6)	3,063	(239,436)	(36.6)
Total property, plant and equipment	222,959	30.2	201,307	29.1	21,652	193,093	29.5
Goodwill	100,246	13.6	72,231	10.4	28,015	71,098	10.9
Other non-current assets	28,004	3.8	26,294	3.8	1,710	25,165	3.8
Total assets	¥737,806	100.0	¥692,791	100.0	¥45,015	¥654,484	100.0

Liabilities and Equity (unaudited)

	Yen in millions
	December 31, 2010		March 31, 2010		Increase or decrease	December 31, 2009
	Amount	%	Amount	%	Amount	Amount	%

Current liabilities:
Short-term borrowings	¥55,858		¥115,467		¥(59,609)	¥122,732
Current portion of long-term debt	1,467		1,497		(30)	1,383
Trade notes and accounts payable	114,727		109,143		5,584	99,613
Other current liabilities	37,956		36,158		1,798	27,658
Total current liabilities	210,008	28.4	262,265	37.9	(52,257)	251,386	38.4

Long-term liabilities:
Long-term debt	101,945		1,745		100,200	2,129
Accrued pension and severance costs	11,850		15,542		(3,692)	15,341
Other long-term liabilities	14,969		11,708		3,261	11,003
Total long-term liabilities	128,764	17.5	28,995	4.1	99,769	28,473	4.4

Total liabilities	338,772	45.9	291,260	42.0	47,512	279,859	42.8

Equity:
Common stock	66,551	9.0	66,551	9.6	-	66,551	10.2
Additional paid-in capital	67,243	9.1	69,090	10.0	(1,847)	69,215	10.6
Retained earnings	286,942	38.9	257,255	37.1	29,687	235,397	36.0
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(50,694)		(29,234)		(21,460)	(31,654)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,211		1,747		(536)	955
Unrealized gains from derivative instruments qualifying for cash flow hedges	193		-		193
Pension liability adjustments	(499)		(1,033)		534	(717)
Total accumulated other comprehensive income (loss)	(49,789)	(6.7)	(28,520)	(4.1)	(21,269)	(31,416)	(4.8)

Treasury stock, at cost	(27,452)	(3.7)	(24,067)	(3.5)	(3,385)	(24,063)	(3.8)
Total Nidec Corporation shareholders’ equity	343,495	46.6	340,309	49.1	3,186	315,684	48.2
Noncontrolling interests	55,539	7.5	61,222	8.9	(5,683)	58,941	9.0
Total equity	399,034	54.1	401,531	58.0	(2,497)	374,625	57.2
Total liabilities and equity	¥737,806	100.0	¥692,791	100.0	¥45,015	¥654,484	100.0

(2) Condensed Consolidated Statements of Operation (unaudited)

1. Results for the nine months ended December 31 (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2010
	2010		2009
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥520,046	100.0	¥421,134	100.0	¥98,912	23.5	¥587,459	100.0
Cost of products sold	385,451	74.1	315,332	74.9	70,119	22.2	436,337	74.3
Selling, general and administrative expenses	40,616	7.9	35,771	8.5	4,845	13.5	48,067	8.2
Research and development expenses	20,428	3.9	18,194	4.3	2,234	12.3	24,713	4.2
Operating expenses	446,495	85.9	369,297	87.7	77,198	20.9	509,117	86.7
Operating income	73,551	14.1	51,837	12.3	21,714	41.9	78,342	13.3

Other income (expenses):
Interest and dividend income	741		602		139		838
Interest expenses	(321)		(539)		218		(702)
Foreign exchange gain (loss), net	(11,455)		(3,953)		(7,502)		(2,968)
Gain (loss) from marketable securities, net	(235)		7		(242)		52
Other, net	(951)		(181)		(770)		(560)
Total	(12,221)	(2.3)	(4,064)	(1.0)	(8,157)	-	(3,340)	(0.5)
Income from continuing operations before income taxes	61,330	11.8	47,773	11.3	13,557	28.4	75,002	12.8
Income taxes	(15,332)	(3.0)	(13,806)	(3.2)	(1,526)	-	(17,519)	(3.0)
Equity in net income (loss) of affiliated companies	5	0.0	(47)	(0.0)	52	-	(45)	(0.0)
Income from continuing operations	46,003	8.8	33,920	8.1	12,083	35.6	57,438	9.8
Loss from discontinued operations	-	-	(1,287)	(0.4)	1,287	-	(1,287)	(0.2)
Consolidated net income	46,003	8.8	32,633	7.7	13,370	41.0	56,151	9.6
Less: Net income attributable to noncontrolling interests	(5,173)	(0.9)	(2,530)	(0.6)	(2,643)	-	(4,190)	(0.8)
Net income attributable to Nidec Corporation	¥40,830	7.9	¥30,103	7.1	¥10,727	35.6	¥51,961	8.8

2. Results for the three months ended December 31 (unaudited)

	Yen in millions
	Three months ended December 31				Increase or Decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥179,255	100.0	¥152,391	100.0	¥26,864	17.6
Cost of products sold	136,339	76.1	110,104	72.3	26,235	23.8
Selling, general and administrative expenses	13,566	7.5	12,338	8.1	1,228	10.0
Research and development expenses	7,321	4.1	6,433	4.2	888	13.8
Operating expenses	157,226	87.7	128,875	84.6	28,351	22.0
Operating income	22,029	12.3	23,516	15.4	(1,487)	(6.3)

Other income (expenses):
Interest and dividend income	272		225		47
Interest expenses	(103)		(144)		41
Foreign exchange gain (loss), net	(1,785)		1,750		(3,535)
Gain (loss) from marketable securities, net	(29)		(233)		204
Other, net	(347)		185		(532)
Total	(1,992)	(1.1)	1,783	1.2	(3,775)	-
Income from continuing operations before income taxes	20,037	11.2	25,299	16.6	(5,262)	(20.8)
Income taxes	(4,801)	(2.7)	(7,311)	(4.8)	2,510	-
Equity in net income (loss) of affiliated companies	1	0.0	32	0.0	(31)	(96.9)
Income from continuing operations	15,237	8.5	18,020	11.8	(2,783)	(15.4)
Loss from discontinued operations	-	-	-	-	-	-
Consolidated net income	15,237	8.5	18,020	11.8	(2,783)	(15.4)
Less: Net income attributable to noncontrolling interests	(1,421)	(0.8)	(1,705)	(1.1)	284	-
Net income attributable to Nidec Corporation	¥13,816	7.7	¥16,315	10.7	¥(2,499)	(15.3)

<Quarterly financial data for the three months ended December 31, 2010, September 30, 2010 and June 30, 2010 (unaudited)>

	Yen in millions
	Three months ended
	June 30, 2010		September 30, 2010		December 31, 2010
	Amount	%	Amount	%	Amount	%
Net sales	¥170,800	100.0	¥169,991	100.0	¥179,255	100.0
Operating income	27,003	15.8	24,519	14.4	22,029	12.3
Income from continuing operations before income taxes	20,972	12.3	20,321	12.0	20,037	11.2
Consolidated net income	15,521	9.1	15,245	9.0	15,237	8.5
Net income attributable to Nidec Corporation	¥13,783	8.1	¥13,231	7.8	¥13,816	7.7

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2010
	2010	2009
Cash flows from operating activities:
Consolidated net income	¥46,003	¥32,633	¥13,370	¥56,151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,087	23,064	2,023	31,139
Loss (gain) on marketable securities, net	235	(7)	242	(52)
Loss on sales, disposal or impairment of property, plant and equipment	282	970	(688)	1,088
Equity in net (income) loss of affiliated companies	(6)	47	(53)	45
Foreign currency adjustments	6,677	4,432	2,245	4,036
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,724)	(23,319)	17,595	(32,537)
Increase in inventories	(15,066)	(4,884)	(10,182)	(8,442)
Increase in notes and accounts payable	2,864	29,444	(26,580)	29,799
Other	(4,226)	4,767	(8,993)	8,853
Net cash provided by operating activities	56,126	67,147	(11,021)	90,080
Cash flows from investing activities:
Additions to property, plant and equipment	(41,523)	(26,603)	(14,920)	(36,608)
Proceeds from sales of property, plant and equipment	260	538	(278)	633
Acquisitions of business, net of cash acquired	(52,040)	(2,579)	(49,461)	(4,396)
Other	(892)	(2,121)	1,229	(143)
Net cash used in investing activities	(94,195)	(30,765)	(63,430)	(40,514)
Cash flows from financing activities:
Decrease in short-term borrowings	(58,917)	(101,494)	42,577	(109,100)
Repayments of long-term debt	(1,250)	(1,281)	31	(1,733)
Proceeds from issuance of corporate bonds	100,500	-	100,500	-
Purchases of treasury stock	(6,387)	(7)	(6,380)	(11)
Payments for additional investments in subsidiaries	(7,114)	(2,821)	(4,293)	(3,152)
Dividends paid to shareholders of Nidec Corporation	(11,143)	(7,661)	(3,482)	(7,661)
Dividends paid to noncontrolling interests	(1,655)	(1,196)	(459)	(1,197)
Other	316	65	251	75
Net cash provided by (used in) financing activities	14,350	(114,395)	128,745	(122,779)

Effect of exchange rate changes on cash and cash equivalents	(10,604)	(5,398)	(5,206)	(4,444)
Net decrease in cash and cash equivalents	(34,323)	(83,411)	49,088	(77,657)
Cash and cash equivalents at beginning of period	123,309	200,966	(77,657)	200,966
Cash and cash equivalents at end of period	¥88,986	¥117,555	¥(28,569)	¥123,309

4. Supplementary Information (Nine months ended December 31, 2010)

(1) Information by Product Category (unaudited)

	Yen in millions
	Nine months ended December 31, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥249,613	¥91,168	¥58,046	¥95,170	¥26,049	¥520,046	¥-	¥520,046
Intersegment	832	767	5,836	988	3,733	12,156	(12,156)	-
Total	250,445	91,935	63,882	96,158	29,782	532,202	(12,156)	520,046
Operating expenses	201,974	89,451	54,326	83,055	25,941	454,747	(8,252)	446,495
Operating income	¥48,471	¥2,484	¥9,556	¥13,103	¥3,841	¥77,455	¥(3,904)	¥73,551

	Yen in millions
	Nine months ended December 31, 2009
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥243,436	¥49,874	¥29,071	¥78,189	¥20,564	¥421,134	¥-	¥421,134
Intersegment	552	278	4,383	288	2,883	8,384	(8,384)	-
Total	243,988	50,152	33,454	78,477	23,447	429,518	(8,384)	421,134
Operating expenses	199,557	51,045	30,947	71,603	21,547	374,699	(5,402)	369,297
Operating income (loss)	¥44,431	¥(893)	¥2,507	¥6,874	¥1,900	¥54,819	¥(2,982)	¥51,837

	Yen in millions
	Three months ended December 31, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥78,431	¥43,063	¥20,025	¥28,649	¥9,087	¥179,255	¥-	¥179,255
Intersegment	236	372	1,369	592	1,253	3,822	(3,822)	-
Total	78,667	43,435	21,394	29,241	10,340	183,077	(3,822)	179,255
Operating expenses	65,199	41,882	18,114	25,514	9,106	159,815	(2,589)	157,226
Operating income	¥13,468	¥1,553	¥3,280	¥3,727	¥1,234	¥23,262	¥(1,233)	¥22,029

	Yen in millions
	Three months ended December 31, 2009
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥85,035	¥18,043	¥12,173	¥28,911	¥8,229	¥152,391	¥-	¥152,391
Intersegment	261	157	2,373	157	1,060	4,008	(4,008)	-
Total	85,296	18,200	14,546	29,068	9,289	156,399	(4,008)	152,391
Operating expenses	66,968	18,234	12,656	25,717	8,205	131,780	(2,905)	128,875
Operating income (loss)	¥18,328	¥(34)	¥1,890	¥3,351	¥1,084	¥24,619	¥(1,103)	¥23,516

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each Product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3. The product category has been changed from "Mid-size motors" to "General motors" which includes both Mid-size motors and Large-size motors, because our motor product line has been expanded to include large industrial motors with the completion of the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Japan	¥235,698	45.3	¥182,218	43.3	¥53,480	29.3
U.S.A	26,936	5.2	7,884	1.9	19,052	241.7
Singapore	22,721	4.4	24,581	5.8	(1,860)	(7.6)
Thailand	77,665	14.9	75,756	18.0	1,909	2.5
Philippines	8,301	1.6	11,343	2.7	(3,042)	(26.8)
China	109,071	21.0	92,128	21.9	16,943	18.4
Others	39,654	7.6	27,224	6.4	12,430	45.7
Total	¥520,046	100.0	¥421,134	100.0	¥98,912	23.5

	Yen in millions
	Three months ended December 31				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
Japan	¥76,572	42.7	¥69,188	45.4	¥7,384	10.7
U.S.A	19,081	10.7	2,767	1.8	16,314	589.6
Singapore	6,134	3.4	8,136	5.3	(2,002)	(24.6)
Thailand	24,444	13.6	26,159	17.2	(1,715)	(6.6)
Philippines	2,775	1.6	4,656	3.1	(1,881)	(40.4)
China	35,531	19.8	32,453	21.3	3,078	9.5
Others	14,718	8.2	9,032	5.9	5,686	63.0
Total	¥179,255	100.0	¥152,391	100.0	¥26,864	17.6

Note: The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
North America	¥33,082	6.4	¥12,667	3.0	¥20,415	161.2
Asia	309,683	59.6	275,280	65.4	34,403	12.5
Europe	37,569	7.2	24,284	5.7	13,285	54.7
Others	2,730	0.5	1,548	0.4	1,182	76.4
Overseas sales total	383,064	73.7	313,779	74.5	69,285	22.1
Japan	136,982	26.3	107,355	25.5	29,627	27.6
Consolidated total	¥520,046	100.0	¥421,134	100.0	¥98,912	23.5

	Yen in millions
	Three months ended December 31				Increase or decrease
	2010		2009
	Amount	%	Amount	%	Amount	%
North America	¥21,550	12.0	¥4,451	2.9	¥17,099	384.2
Asia	98,164	54.8	100,892	66.2	(2,728)	(2.7)
Europe	13,533	7.6	9,441	6.2	4,092	43.3
Others	938	0.5	569	0.4	369	64.9
Overseas sales total	134,185	74.9	115,353	75.7	18,832	16.3
Japan	45,070	25.1	37,038	24.3	8,032	21.7
Consolidated total	¥179,255	100.0	¥152,391	100.0	¥26,864	17.6

Notes:

1. The sales are classified by domicile of the buyer and the figures exclude intra-segment transactions.

2. The sales to Europe are separated from "Other" to "Europe" starting in this fiscal year. Figures for the three months and nine months ended Dec 31, 2009 have been retrospectively reclassified.

5. Special notes (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31
	2010	2009		2010	2009		2010
	(unaudited)			(unaudited)
Net sales	¥520,046	¥421,134	23.5%	¥179,255	¥152,391	17.6%
Operating income	73,551	51,837	41.9%	22,029	23,516	(6.3)%
Ratio of operating income to net sales	14.1%	12.3%		12.3%	15.4%
Income from continuing operations before income taxes	61,330	47,773	28.4%	20,037	25,299	(20.8)%
Ratio of income from continuing operations before income taxes to net sales	11.8%	11.3%		11.2%	16.6%
Net income attributable to Nidec Corporation	40,830	30,103	35.6%	13,816	16,315	(15.3)%
Ratio of net income attributable to Nidec Corporation to net sales	7.9%	7.1%		7.7%	10.7%
Net income attributable to Nidec Corporation per share-basic	¥293.02	¥216.12		¥99.08	¥117.13
Net income attributable to Nidec Corporation per share-diluted	¥285.75	¥216.12		¥92.72	¥117.13

Total assets	¥737,806	¥654,484					¥692,791
Nidec Corporation shareholders’ equity	343,495	315,684					340,309
Nidec Corporation shareholders’ equity to total assets	46.6%	48.2%					49.1%
Nidec Corporation shareholders’ equity per share	¥2,468.49	¥2,266.36					¥2,443.16

Net cash provided by operating activities	¥56,126	¥67,147					¥90,080
Net cash used in investing activities	(94,195)	(30,765)					(40,514)
Net cash provided (used in) by financing activities	14,350	(114,395)					(122,779)
Cash and cash equivalents at end of period	¥88,986	¥117,555					¥123,309

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	156
Number of affiliated companies accounted for under the equity method:	2

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2010	Change from December 31, 2009
Number of companies newly consolidated:	18	21
Number of companies excluded from consolidation:	3	4
Number of companies newly accounted for by the equity method:	1	1
Number of companies excluded from accounting by the equity method:	-	-